May 3, 1999

Dear Stockholder:

Amerihost Properties, Inc. (the "Company") is offering (the "Offer") to purchase up to 1,000,000 shares of its common stock, or approximately 16.6% of the currently outstanding common stock, at a price not greater than $4.00 nor less than $3.375 per share. The Company is conducting this Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company. Alternatively, this procedure allows you to tender all or a portion of your shares to the Company at a price determined by the "Dutch Auction" process.

Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within the $3.375 to $4.00 range that will allow it to buy 1,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will - subject to possible proration and provisions relating to the tender of "odd lots" and certain conditions - be purchased for cash at that purchase price, net to the selling stockholder. All other shares that are tendered and not purchased will be returned to the stockholder.

If you do not wish to participate in this Offer, you do not need to take any action.

This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to this Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares and at what price. Neither I nor any other director or executive officer intends to tender shares pursuant to the Offer, other than one director who may tender up to 20,000 shares.

Please note that this offer is scheduled to expire at 5:00 p.m., New York City Time, on Wednesday, June 2, 1999, unless extended by the Company. Questions regarding this offer should be directed to James B. Dale, Chief Financial Officer, Craig S. Arnson, In-house legal counsel, or myself at (847) 298-4500.

Sincerely,



Michael P. Holtz
President & Chief Executive Officer